Exhibit 5

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report (Form 40-F) of Stantec Inc. of our audit report dated February 10, 2006, with respect to the consolidated financial statements of Stantec Inc., included in the 2005 Annual Report to Shareholders of Stantec Inc.

Edmonton, Canada	/s/ Ernst & Young LLP
March 30, 2006.	Chartered Accountants